Exhibit 21.1

List of Subsidiaries of OMNOVA Solutions Inc.(1)

The following is a list of the subsidiaries of OMNOVA Solutions Inc., an Ohio corporation (the “Corporation”). The common stock of all the companies listed below is wholly owned, directly or indirectly, by the Corporation.

Name of Corporation	State of Incorporation

OMNOVA Wallcovering (USA), Inc.	Ohio
OMNOVA Wallcovering (UK), Limited	United Kingdom limited company

(1)	The Corporation also controls, directly or indirectly, sixteen other companies that, in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined in Rule 1-02 (w) of Regulation S-X.